FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* McGuire Garry K.	2. Issuer Name and Ticker or Trading Symbol Avaya Inc. ("AV")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) CFO and Senior Vice President - Operations
(Last) (First) (Middle) 211 Mt. Airy Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 04/24/2003
(Street) Basking Ridge, NJ 07920		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	04/24/2003		J		12,236(1)	A			D
Common Stock	04/24/2003		F		6,719(1)	D	$2.70	52,473(2)	D
Common Stock								5,495(3)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) On 4/24/2003, the reporting person had 18,955 restricted stock units vest, of which 6,719 were withheld for the payment of taxes.
(2) Total includes 25,000 restricted stock units that have not vested.
(3) Held in a 401(k) account.

By: /s/ Eric M. Sherbet Attorney-in-Fact **Signature of Reporting Person	04/25/2003 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Exhibit 1 - Power of Attorney

                              POWER OF ATTORNEY

 WHEREAS, pursuant to Section 16 of the Securities Exchange Act of 1934, the undersigned intends to file Forms 4 and/or 5 (the "Forms")
 with the Securities and Exchange Commission and the New York Stock
Exchange when and if such Forms are required to be filed.

 NOW, THEREFORE, the undersigned hereby appoints each of Pamela
F. Craven, Justin C. Choi and Eric M. Sherbet, his or her true and lawful attorney to execute in his or her name, place and stead, said
Forms and any and all amendments to said Forms and all instruments necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission and the New York Stock
Exchange.  Each said attorney individually shall have full power and authority to do and perform in the name and on behalf of the undersigned, in any and all capacities, every act whatsoever necessary or desirable to be done in the premises, as fully to all intents and purposes as the undersigned might or could do in person.  This Power of Attorney shall continue in full force and effect for so long as the undersigned is an officer or director of Avaya Inc. and required to file Forms with the Securities and Exchange Commission as a result thereof.  This Power of Attorney supersedes any previous power of attorney executed by the undersigned with respect to the subject matter hereof.

 IN WITNESS WHEREOF, the undersigned has executed this
instrument on August 21, 2002.

                                    By:  _____/s/Garry K. McGuire___
        Name:  Garry K. McGuire
                                    Title:  CFO & Senior
                                            VP - Operations